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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                               (FINAL AMENDMENT)
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                           HASKEL INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           HI MERGER SUBSIDIARY INC.

                                HI HOLDINGS INC.
                         TINICUM CAPITAL PARTNERS, L.P.
                         EDMUNDSON INTERNATIONAL, INC.
                                   (BIDDERS)

                  CLASS A COMMON STOCK, NO PAR VALUE PER SHARE
                  CLASS B COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   418106100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------
                               ERIC M. RUTTENBERG

                           HI MERGER SUBSIDIARY INC.
                            C/O TINICUM INCORPORATED
                          800 THIRD AVENUE, 40TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-9300
                            ------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED

          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                             JOSHUA N. KORFF, ESQ.
                                KIRKLAND & ELLIS
                                CITICORP CENTER
                              153 EAST 53RD STREET
                               NEW YORK, NY 10022
                                 (212) 446-4800
                            ------------------------
                           CALCULATION OF FILING FEE
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Transaction Valuation*: $65,956,067      Amount of Filing Fee: $13,192
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*  For purposes of calculating the fee only. This amount assumes the purchase of all outstanding 4,772,205 shares of Class A common stock, no par value per share, and all outstanding 40,000 shares of Class B common stock, no par value per share (collectively, "Shares"), of the subject company at a price per Share of $12.90 in cash, plus the net payment to holders of in-the-money options of the subject company. Such number of Shares represents all the shares of capital stock of the subject company outstanding as of March 10, 1999, as represented by the subject company in the Agreement and Plan of Merger, dated as of March 15, 1999. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

   Amount Previously Paid:    $13,192                      Filing Party:  HI Merger Subsidiary Inc.
                                                                          and HI Holdings Inc.
   Form or Registration No.:  Schedule 14D-1,              Date Filed:    March 22, 1999
                              File No. 5-43659

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

                             SCHEDULE 14D-1 AND 13D

    CUSIP NO. 418106100                                        PAGE 2

---------------------------------------------------------------------------

  1.       Name of Reporting Persons
           HI MERGER SUBSIDIARY INC.
           S.S. or I.R.S. Identification Nos. of Above Persons
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Source of Funds WC
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization CALIFORNIA
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,674,044*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 97.5%*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

* Based on information provided by the Depositary, American Stock Transfer & Trust Company, Shares owned as of the date of the reportable event, April 19, 1999.

                             SCHEDULE 14D-1 AND 13D

    CUSIP NO. 418106100                                        PAGE 3

---------------------------------------------------------------------------

  1.       Name of Reporting Persons
           HI HOLDINGS INC.
           S.S. or I.R.S. Identification Nos. of Above Persons
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Source of Funds WC
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,674,044*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 97.5%*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

* Based on information provided by the Depository, American Stock Transfer & Trust Company, Shares owned as of the date of the reportable event, April 19, 1999.

                             SCHEDULE 14D-1 AND 13D

    CUSIP NO. 418106100                                        PAGE 4

---------------------------------------------------------------------------

  1.       Name of Reporting Persons
           TINICUM CAPITAL PARTNERS, L.P.
           S.S. or I.R.S. Identification Nos. of Above Persons
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Source of Funds OO
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,674,044*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 97.5%*
---------------------------------------------------------------------------
  10.      Type of Reporting Person PN
---------------------------------------------------------------------------

* Based on information provided by the Depositary, American Stock Transfer & Trust Company, Shares owned as of the date of the reportable event, April 19, 1999.

                             SCHEDULE 14D-1 AND 13D

    CUSIP NO. 418106100                                        PAGE 5

---------------------------------------------------------------------------

  1.       Name of Reporting Persons
           EDMUNDSON INTERNATIONAL, INC.
           S.S. or I.R.S. Identification Nos. of Above Persons
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a Member of a Group (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Source of Funds WC
---------------------------------------------------------------------------
  5.       Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Organization CALIFORNIA
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           4,674,044*
---------------------------------------------------------------------------
  8.       Check if the Aggregate Amount in Row 7 Excludes Certain
           Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row 7 97.5%*
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

* Based on information provided by the Depositary, American Stock Transfer & Trust Company, Shares owned as of the date of the reportable event, April 19, 1999.

                                  INTRODUCTION

     This Amendment No. 2 (the "Amendment") to the Tender Offer Statement on
Schedule 14D-1 (as amended, the "Statement") filed with the Securities and Exchange Commission on March 22, 1999 by HI Holdings Inc., a Delaware corporation ("Parent"), HI Merger Subsidiary Inc., a California corporation (the "Purchaser"), Tinicum Capital Partners, L.P., a Delaware limited partnership ("Tinicum"), and Edmundson International, Inc., a California corporation ("Edmundson"), relates to the offer by Purchaser, a wholly-owned subsidiary of Parent, to purchase all the outstanding shares of common stock, no par value per share (the "Shares") of Haskel International, Inc., a California corporation (the "Company"), at a purchase price of $12.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 1999, as supplemented by a Supplement to Offer to Purchase, dated April 5, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(9) and (a)(2) to the Statement respectively. This Amendment amends and restates the Statement originally filed on March 22, 1999 by Purchaser and Parent.

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

     This Amendment also constitutes the Statement on Schedule 13D with respect to the acquisition by Purchaser, Parent, Tinicum and Edmundson of beneficial ownership of the Shares, pursuant to General Instruction F of Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The Offer expired at 12:00 midnight, New York City time, on April 19, 1999. Based on a preliminary count approximately 4,674,044 shares of Class A common stock (or approximately 97.5% of the total number of shares of Class A common stock then outstanding) and 40,000 shares of Class B common stock (or 100% of the total number of shares of Class B common stock then outstanding) were tendered pursuant to the Offer. On April 19, 1999, Purchaser accepted for purchase all Shares validly tendered and not withdrawn prior to the expiration of the Offer. Payment for the tendered shares is scheduled for April 23, 1999. As a result of the foregoing, Purchaser has a sufficient number of Shares to enable it to effect the Merger without a vote or meeting of the Company's shareholders. After the Merger, Parent will own 100% of the Company. Parent and Purchaser intend to effect the Merger as soon as practicable. The text of the press release dated April 20, 1999 announcing the expiration of the tender offer and the acceptance of validly tendered Shares is annexed hereto as Exhibit(a)(10) and is hereby incorporated herein by reference.

     The Company and Parent expect that the registration of the Shares under the Exchange Act will be terminated.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10) Joint press release issued by Company, Parent, Purchaser, Tinicum and Edmundson on April 20, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1999                 HI MERGER SUBSIDIARY INC.

                                      By: /s/ SETH M. HENDON
                                        ----------------------------------------
                                          Name: Seth M. Hendon
                                        Title: Vice President

                                      HI HOLDINGS INC.

                                      By: /s/ SETH M. HENDON
                                        ----------------------------------------
                                          Name: Seth M. Hendon
                                        Title: Vice President

                                      TINICUM CAPITAL PARTNERS, L.P.

                                      By: Tinicum Lantern L.L.C., its General
                                      Partner

                                      By: /s/ SETH M. HENDON
                                        ----------------------------------------
                                          Name: Seth M. Hendon
                                        Title: Member

                                      EDMUNDSON INTERNATIONAL, INC.

                                      By: /s/ JOHN D. PARISH
                                        ----------------------------------------
                                          Name: John D. Parish
                                        Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   (a)(1)     Offer to Purchase, dated March 22, 1999.*
   (a)(2)     Letter of Transmittal.*
   (a)(3)     Notice of Guaranteed Delivery.*
   (a)(4)     Form of letter, dated March 22, 1999, to brokers, dealers, commercial banks, trust companies and other nominees.*
   (a)(5)     Form of letter to be used by brokers, dealers, commercial
              banks, trust companies and nominees to their clients.*
   (a)(6)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9.*
   (a)(7)     Press release issued by the Company on March 15, 1999.*
   (a)(8)     Form of Summary Advertisement, dated March 22, 1999.*
   (a)(9)     Supplement to Offer to Purchase dated April 5, 1999.*
  (a)(10)     Joint press release issued by Company, Parent, Purchaser,
              Tinicum and Edmundson on April 20, 1999.
   (c)(1)     Agreement and Plan of Merger, dated as of March 15, 1999, by and among the Company, the Purchaser and Parent.*
   (c)(2)     Shareholder Agreement, dated as of March 15, 1999, by and
              among certain stockholders of the Company, the Purchaser and
              Parent, as amended as of March 18, 1999.*

---------------

     * Previously filed with the Statement